Exhibit (a)(1)(G)

BIONIK LABORATORIES CORP.

June 15, 2017

To the Holders of the Original Warrants:

This letter is to advise you that on June 15, 2017, the Company filed with the Securities and Exchange Commission an amended Schedule TO, a copy of which can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov, with respect to the offer to you, as a holder of certain warrants to purchase common stock of the Company (the “Original Warrants”), to amend and exercise such Original Warrants at a reduced exercise price of $0.25 per share of Common Stock, subject to the terms and conditions set forth in the “Offer to Amend and Exercise Warrants to Purchase Common Stock of Bionik Laboratories Corp.” dated as of May 25, 2017 (the “Offer”). All terms not defined in this letter shall have the meanings set forth in the Offer. The terms of the Offer are more fully described in the Offering Materials previously mailed to you on or about May 25, 2017.

The Offer, originally scheduled to expire on June 22, 2017 at 5:00 p.m. (Eastern time), has been extended to June 22, 2017 at 11:59.59 p.m. (Eastern time), unless this offer period is extended as set forth in the Offer.

The amended Schedule TO provides, among other things, that (i) we do not view certain, specified representations and warranties to be made by warrant holders tendering their warrants as a waiver of any potential liability we may have under federal securities laws, and we agree not to assert that these provisions constitute a waiver of any such liability and (ii) holders of the Original Warrants are not prohibited from tendering their Original Warrants, even if such holders are unable to make the representations and warranties regarding being an “accredited investor” in the Election to Participate and Exercise Warrant, provided however that the Company will use such representations and warranties to determine whether the transactions contemplated by the Offer are exempt from the registration requirements of the Securities Act and if the Company determines that a valid exemption from registration of all the securities to be issued pursuant to the Offer is not available under the Securities Act, the Company may not consummate the transactions contemplated by the Offer to Amend and Exercise. The amended Schedule TO also includes certain summary historical and pro forma financial information of the Company, which are also attached to this Letter as Exhibit A.

The Offering Materials previously mailed to you on or about May 25, 2017, together with the amended Schedule TO, provide information regarding the Offer and how you can participate. We recommend that holders of the Original Warrants review the Schedule TO, as amended, including the exhibits, and the Company’s other materials that have been filed with the SEC and can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov before making a decision on whether to participate in the Offer to Amend and Exercise.

Thank you for your time in reviewing this opportunity.

Very truly yours,

Peter Bloch
Chairman and Chief Executive Officer

EXHIBIT A

FINANCIAL DATA

Historical Summary Financial Data

The following tables present summary financial data of the Company, including the ratio of earnings (loss) to fixed charges, for the fiscal years ended March 31, 2016 and December 31, 2015, and the nine month period ended December 31, 2016.

	As at December 31, 2016	As at March 31, 2016	As at December 31, 2015
Balance Sheet Data:
Current assets	$1,223,297	$6,159,996	$7,151,312
Non-current assets	$28,092,724	$76,750	$87,103
Total assets	$29,316,021	$6,236,746	$7,238,415
Current liabilities	$4,647,587	$5,972,840	$6,260,427
Non-current liabilities	$354,090	—	—
Total liabilities	$5,001,677	$5,972,840	$6,260,427

Equity	$24,314,344	$263,906	$977,988
Total liabilities and shareholders’ equity	$29,316,021	$6,236,746	$7,238,415

	Nine months ended December 31, 2016	Fiscal year ended March 31, 2016	Fiscal year ended December 31, 2015
Statement of Operations Data:
Revenues	$553,900	—	—
Cost of Goods Sold	$405,680	—	—
Gross Margin	$148,220	—	—
Operating Expenses	$5,450,290	$6,632,970	$5,924,861
Other expenses (income)	$(2,897,426)	$(7,669,118)	$(355,754)
Net income and comprehensive income	$2,404,644	$(1,036,148)	$5,569,107

Ratio of Earnings (Loss) to Fixed Charges(1):
Earnings (loss)	$(2,404,644)	$1,036,148	$(5,569,107)
Add back fixed charges	$23,839	$2,839	$3,018
Adjusted earnings	$(2,380,805)	$1,038,987	$(5,566,089)
Fixed charges
Interest expense	$23,839	$2,839	$3,018
Ratio of earnings (loss) to fixed charges	(101)	365	(1,845)

__________

(1)	For purposes of the calculation of the ratio of earnings (loss) to fixed charges, “earnings” are defined as earnings before fixed charges. Fixed charges consist of interest expense. For the nine months ended December 31, 2016 and the fiscal year ended December 31, 2015, earnings before fixed charges were insufficient to cover fixed charges on a historical basis.

Pro Forma Financial Data

The following tables present unaudited pro forma condensed financial data for the Company disclosing the effect of the Offer to Amend and Exercise the Company's 17,638,243 warrants for $0.25 per warrant on its:

(i) Balance Sheet at December 31, 2016;

(ii) Operations Statements and loss per shares for the three and nine months ended December 31, 2016; and

(iii) Book value per share as at December 31, 2016.

In preparing this pro forma condensed financial data, the Company assumed that all holders of the Original Warrants elect to participate in the Offer to Amend and Exercise for all 17,638,243 warrants eligible to participate in such Offer to Amend and Exercise at $0.25 per warrant and that this Offer to Amend and Exercise took place at the end of the quarterly period ended December 31, 2016. The Company can give no assurance that any or all of the holders of the Original Warrants will elect to participate in the Offer to Amend and Exercise or that the holders of the Placement Agent Warrants will elect to exercise their warrants for cash instead of through the cashless exercise provision provided for in those warrants.

The pro forma condensed financial data is presented for information and illustrative purposes only. The data does not purport to represent what the Company’s consolidated financial data would have been if the Offer to Amend and Exercise was completed for all eligible warrant shares as of December 31, 2016, and the data does not purport to project its future consolidated statement of operations or financial position.

	As at December 31, 2016
	Actual		Adjustments	Pro forma
Balance Sheet Data:
Current assets	$1,223,297		$3,968,605	$5,191,902
Non-current assets	$28,092,724		—	$28,092,724
Current liabilities	$4,657,587		$(2,582,040)	$2,075,547
Long term liabilities	$345,090		—	$345,090
Stockholder equity	$24,314,344		$1,386,565	$25,700,909
Book value per share	0.25		0.13	0.23
Shares outstanding	96,362,541	(1)	17,638,243	114,000,784	(1)

	Three months ended December 31, 2016			Nine months ended December 31, 2016
	Actual	Adjustments	Pro-forma	Actual	Adjustments	Pro-forma
Statement of Operations Data:
Net revenues	$372,426		$372,426	$553,900		$553,900
Gross margin	$37,640		$37,640	$148,220		$148,220
Operating loss	$(1,572,314)		$(1,572,314)	$(5,302,070)		$(5,302,070)
Net loss	$(810,418)	$(771,341)	$(1,581,759)	$(2,404,644)	$(2,510,388)	$(4,915,032)
Net loss per share
Basic	$(0.01)	$(0.04)	$(0.01)	$(0.03)	$(0.14)	$(0.05)
Diluted	$(0.01)	$(0.04)	$(0.01)	$(0.03)	$(0.14)	$(0.04)

Shares used in computation - Basic	96,362,541 (1)	17,638,243	114,000,784 (1)	90,286,864 (1)	17,638,243	107,925,107 (1)
Shares used in computation - Diluted	93,043,498 (1)	17,638,243	110,681,741 (1)	94,320,801 (1)	17,638,243	111,959,044 (1)

__________

(1)	Includes 50,000,000 Exchangeable Shares at December 31, 2016 which are exchangeable into a like number of shares of the Company’s common stock and which votes with the Company’s common stock as a single class.